July 25, 2022

Mr. Timothy Worthington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)

Dear Mr. Worthington:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on July 13, 2022 regarding the amendment to the Trust’s registration statement on Form N-1A filed on May 25, 2022 (PEA No. 230 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the Touchstone Global ESG Equity Fund (to be named the Touchstone Non-US ESG Equity Fund) (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus

1.     In “The Fund’s Fees and Expenses” section, please bold the following sentence: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The Trust confirms that it will bold this sentence, as requested.

2.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” The first sentence of the first paragraph states: “The Fund invests, under normal circumstances, at least 80% of its assets in equity securities of non-U.S. companies that meet certain financial and environmental, social, and governance ("ESG") criteria.” Please more clearly explain the definition of ESG and the ESG areas of focus. Please also explain how the Fund considers each ESG factor in the asset selection process.

Response: As noted in “The Fund’s Principal Investment Strategies”, the Fund invests primarily in equity securities of non-U.S. companies that meet certain financial and environmental, social, and governance ("ESG") criteria. The Fund’s sub-advisor, Rockefeller & Co. LLC (“Rockefeller”), selects investments for the Fund based on an evaluation of a company’s traditional financial characteristics and its ESG practices, as well as the company’s perceived improvement trajectory on material issues of an ESG nature. For the information of the Staff, Rockefeller’s analysis touches on all three components of the “ESG” definition. Both quantitative and qualitative elements are considered in this assessment as further described below. With respect to its ESG analysis, Rockefeller analyzes the potential ESG opportunities and risks of a company, considers how well the company manages these opportunities and risks, and ascertains the company’s willingness and ability to take a leadership position in implementing best practices. The Trust will add the following to the Fund’s principal investment strategy disclosure:

“The Fund’s sub-advisor, Rockefeller & Co. LLC (“Rockefeller”), selects investments for the Fund based on an evaluation of a company’s financial condition and its ESG practices, as well as a company’s perceived improvement trajectory on material issues of an ESG nature.”

3.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example: (1) an ESG index; (2) ESG scores or data from a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods.

Response: As described in the Fund’s prospectus under “The Fund’s Principal Investment Strategies,” Rockefeller selects investments for the Fund based on an evaluation of a company’s traditional financial characteristics and its ESG practices. Rockefeller analyzes the potential ESG opportunities and risks of a company using a proprietary analysis. Rockefeller does not select investments based solely on an ESG index or ESG third-party data but does incorporate third-party data as an input to its investment process The Trust will add the following disclosure to the Fund’s principal investment strategy:

“Rockefeller performs this ESG evaluation of each company using a proprietary quantitative and qualitative analysis.”

4.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” Is the Fund’s ESG criteria applied to every investment or only some investments? Additionally, is ESG criteria one of several factors considered in selecting an investment or is it the exclusive factor?

Response: The Trust confirms that, as disclosed in the prospectus, Rockefeller invests in equity securities of non-U.S. companies that meet certain financial and ESG criteria. Rockefeller applies a “bottom-up” security analysis that includes fundamental, sector-based research in seeking to identify businesses that have, but not limited to, high or improving returns on capital, barriers to competition, and compelling valuations. Rockefeller believes that integrating an ESG analysis into the investment process provides additional insight into a company's long-term competitive edge while helping to identify risks and opportunities. The Trust confirms that, in addition to evaluating each investment’s traditional financial metrics, each investment is also evaluated for material issues of an ESG nature. As noted in the response to question 3 above, the Trust will add the following disclosure to the Fund’s principal investment strategy:

“Rockefeller performs this ESG evaluation of each company using a proprietary quantitative and qualitative analysis.”

5.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” The last sentence of the second paragraph states: “Through this evaluation and ongoing engagement, Rockefeller seeks to support and encourage the company’s progress toward sustainability.” The Staff notes that this language is impact fund language and that the Staff would typically expect to see this type of disclosure for an impact fund as opposed to an ESG fund. Please disclose how the Fund intends to measure and monitor how it is achieving its ESG impact, and over what time period. Please also include the performance indicators the Fund uses to evaluate ESG. If this sentence is not relevant, please consider removing it.

Response: The Trust notes that it will remove this sentence from the investment strategy disclosure.

6.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” The first sentence of the third paragraph states: “The Fund invests in securities of any size, but generally focuses on larger, more established companies.” In regard to “larger companies,” if there is a minimum capitalization range for companies that the Fund will invest in, please note that. Additionally, in regard to “more established companies,” please define this terminology.

Response: The Trust notes that Rockefeller considers “larger, more established companies” to be those companies that generally have market capitalizations over $4 billion. The Trust will revise the principal investment strategy disclosure as follows:

“The Fund may invest in securities of any size, but generally focuses on larger, more established companies with market capitalizations over $4 billion.”

7.     Please address the following comment with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies.” The fourth sentence of the third paragraph states, “As of June 30, 2022, the countries in the MSCI World Index included: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New

Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States.” To the extent the Fund will concentrate in a particular country, please provide corresponding risk disclosure in regard to geographic concentration.

Response: The Trust confirms that the Fund does not intend to concentrate in a particular country; however, if the Fund does intend to concentrate in a specific country going forward, it will add the appropriate geographic concentration disclosure.

8.     Within “The Fund’s Performance” section, please ensure that the data in the bar chart is updated in the upcoming 485(b) filing.

Response: The Trust confirms that it will update the data in the bar chart for the upcoming 485(b) filing.

* * *

If you have any further questions or comments, please contact me at (513) 629-1648 or Meredyth Whitford-Schultz at (513) 357-6029.

Sincerely,

/s/ Benjamin V. Mollozzi
Benjamin V. Mollozzi
Counsel

cc:     Meredyth Whitford-Schultz, Esq.
Abigail Hemnes, Esq.
Clair Pagnano, Esq.
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